United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 30, 2007**



Hercules Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On April 30, 2007, Hercules Incorporated ("Hercules") reported its first quarter 2007 results. A news release detailing the first quarter financial performance, dated April 30, 2007, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operations for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31	
	2007	2006
Income before income taxes and equity loss	$ 37.9	$ 25.6
Interest and debt expense	17.2	20.7
EBIT	$ 55.1	$ 46.3
Depreciation and amortization, net of amortization of debt issuance costs	26.2	24.5
EBITDA	$ 81.3	$ 70.8
Income tax (provision) benefit	36.6	(10.7)
Interest and debt expense	(17.2)	(20.7)
Other operating cash flows, net	(74.9)	(11.7)
Net cash provided by operations	$ 25.8	$ 27.7

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01   <u>Financial Statements and Exhibits</u>.

(c) Exhibits

99.1 News Release of Hercules Incorporated dated April 30, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 1, 2007

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

EXHIBIT INDEX

Number	Description
99.1	News Release of Hercules Incorporated dated April 30, 2007

5

Exhibit 99.1

Release Immediately
07-08-F

HERCULES REPORTS FIRST QUARTER 2007 RESULTS

WILMINGTON, DE, April 30, 2007 . . . Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended March 31, 2007 of $73.5 million, or $0.64 per diluted share, as compared to $14.7 million, or $0.13 per diluted share, for the first quarter of 2006. The first quarter of 2007 includes approximately $0.41 per diluted share from the resolution of the remaining IRS audit items for the years 1993-2003.

Net income from ongoing operations[1] for the first quarter of 2007 was $35.7 million, or $0.31 per diluted share, an increase of 29% per diluted share compared to $26.4 million, or $0.24 per diluted share, in the first quarter of 2006. Please refer to Table 2 for a reconciliation of net income from ongoing operations to reported net income.

Net sales in the first quarter of 2007 were $502.3 million, an increase of 10% from the same period last year excluding the impact of the FiberVisions transaction. Volume and pricing increased by 6% and 2%, respectively. Rates of exchange increased sales by 3% during the quarter, while mix was 1% unfavorable.

Net sales in the first quarter of 2007 increased in all major regions of the world versus the prior year. Sales increased 8% in North America, 5% in Latin America, 14% in Europe (5% excluding the impact of the Euro), and 8% in Asia Pacific.

Reported profit from operations in the first quarter of 2007 was $59.9 million, an increase of 5% compared with $56.9 million for the same period in 2006. Profit from ongoing operations in the first quarter of 2007 was $72.2 million, an increase of 14% compared with $63.6 million in the first quarter of 2006.

"The first quarter results continue a pattern of excellent sales and earnings growth for our Company," said Craig A. Rogerson, President and Chief Executive Officer. "Both business franchises, Aqualon and Paper Technologies and Ventures, delivered solid performance. Our employees continue to deliver and execute well in a number of key areas - serving our customers, innovation, capital projects and emerging markets penetration."

Cash flow from operations for the quarter ended March 31, 2007 was $25.8 million as compared to $27.7 million for the same period last year. The Company voluntarily contributed $17 million to its UK pension plan in the first quarter of 2007 to essentially fully fund this plan.

Interest and debt expense was $17.2 million in the first quarter of 2007, down $3.5 million or 17% compared with the first quarter of 2006, reflecting lower outstanding debt balances and improved debt mix, partially offset by increased variable short term rates.

Total debt was $977.1 million at March 31, 2007, a decrease of $18.4 million from year-end 2006. Cash and cash equivalents were $159.8 million at March 31, 2007, as compared to $171.8 million at year-end 2006.

Capital spending was $24.2 million in the first quarter as compared to $8.1 million in the same period last year. Cash outflows for severance, restructuring and other exit costs were $4.3 million in the quarter.

Segment Results - Reported Basis

In the Aqualon Group, net sales increased 7% while profit from operations increased 21% in the first quarter as compared with the first quarter of 2006. All business units had increased sales in the first quarter as compared to the prior year. In the aggregate, the sales increase was driven by 5% higher volumes, 2% higher prices and 3% favorable rates of exchange, partially offset by 3% unfavorable product mix. Hercules Tianpu, which was consolidated beginning in the second quarter of 2006, accounted for a 1% sales increase.

Coatings and construction sales increased 9% in the first quarter of 2007 as compared to the same period of last year, due to 4% higher volumes, 1% increased pricing and 4% favorable rates of exchange. Sales into the coatings markets were up 8% in the first quarter of 2007 as compared to the same period of last year. Strong volume growth in China, and 5% growth in Europe, offset a 4% decline in North America. Construction market sales increased 10% as compared to the first quarter of last year. Strong growth was achieved in Europe, Latin America and China. Eastern European markets were especially strong. Pricing improvements were achieved in both the coatings and construction markets.

Regulated industry sales increased 6% in the first quarter of 2007 as compared to the same period of last year, primarily due to 6% improved product mix, 2% increased pricing and 2% favorable rates of exchange, partially offset by 4% lower volumes. Sales were higher in all segments. Sales increased in the pharmaceutical, personal care and food markets by 17%, 6% and 2%, respectively, as compared to the first quarter of last year. The Middle East and Asian markets were especially strong during the quarter.

Energy and specialties sales increased 6% in the first quarter of 2007 as compared to the same period of last year. The increase was due to 14% higher volumes, 2% higher prices, and 2% favorable rates of exchange, partially offset by 12% unfavorable product mix. The natural gas and oil services sector demand continues to be strong and price increases were achieved across all products families.

Profit from operations increased $8.1 million, primarily as a result of the higher volumes and the associated contribution margin, increased selling prices and favorable rates of exchange, partially offset by higher raw material and transportation costs. Selling, general and administrative (SG&A) costs were slightly higher compared to the prior year, reflecting increased sales, marketing, business management, technology and other spending to support growth, and accelerated vesting of incentive awards.

"Aqualon's improved results reflect continued growth in emerging markets and improved selling prices," said Mr. Rogerson. "Aqualon's global diversity and scale have offset weaker demand in some of our North American markets."

In the Paper Technologies and Ventures Group, net sales in the first quarter increased 11% and profit from operations increased 92% compared with the same quarter in 2006.

Paper Technologies sales increased 12% due to 8% increased volumes, 1% increased prices, and 4% favorable rates of exchange, partially offset by 1% unfavorable product mix. Volumes increased in North America and Europe, while Asia volume was lower. Sales in emerging markets were up 14% compared to the prior year. Price increases were achieved primarily in North America with modestly lower pricing in both Europe and Asia. Sales of new products continued to drive growth in overall sales and profitability.

Ventures sales increased 10% primarily due to 2% higher volumes, 4% higher prices, 2% improved product mix, and 2% favorable rates of exchange. Sales increased in all Ventures business units except pulp mill products. Significant growth was achieved in both building products and lubricants. Pricing was favorable across all Ventures businesses.

The increase in profit from operations reflects higher volumes, improved selling prices, favorable rates of exchange and lower SG&A costs, partially offset by higher raw material and tolling costs. Severance, restructuring and other exit costs and accelerated depreciation of impaired assets taken in the first quarter of 2007 were $0.5 million, significantly lower than the $6.4 million recorded in the same period of 2006. SG&A costs were lower primarily due to lower patent defense costs, partially offset by accelerated vesting of incentive awards.

"North American market conditions remain favorable and Europe has shown solid improvement from the prior year," commented Mr. Rogerson. "Sales of higher margin new products continue to support margins overall."

Outlook

"We are optimistic about revenue, earnings and cash flow in 2007," said Mr. Rogerson. "We expect continued profitable growth through utilization of our recent capacity expansions and new product introductions as well as bolt-on acquisition opportunities for our businesses."

First Quarter Conference Call and Webcast

The Company will discuss first quarter 2007 results tomorrow, May 1st, at 9:00 a.m. EDST.

Teleconference: (973) 582-2750 - Ask for Conference ID # 8679973
                 Please call 10 to 15 minutes prior to the call.

Webcast: Listen-only mode via Internet broadcast from www.herc.com
          under *Shareholder Information*.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

This news release includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, reflecting management's current analysis and expectations, based on what management believes to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on such factors as: ability to generate cash, changes resulting from ongoing reviews of tax liabilities, ability to raise capital, ability to refinance, ability to execute productivity improvements and reduce costs, ability to execute and integrate acquisitions, ability to execute divestitures, ability to increase prices, business climate, business performance, changes in tax laws or regulations and related liabilities, changes in tax rates, economic and competitive uncertainties, higher manufacturing costs, reduced level of customer orders, changes in strategies, risks in developing new products and technologies, risks in developing new market opportunities, environmental and safety regulations and clean-up costs, foreign exchange rates, asset dispositions, the impact of changes in the value of pension fund assets and liabilities, changes in generally accepted accounting principles, adverse legal and regulatory developments, including increases in the number or financial exposures of claims, lawsuits, settlements or judgments, the financial capacity of settling insurers, the impact of increased accruals and reserves for such exposures, the outcome of litigation and appeals, and adverse changes in economic and political climates around the world, including terrorist activities, international hostilities and potential natural disasters. Accordingly, there can be no assurance that the Company will meet future results, performance or achievements expressed or implied by such forward-looking statements. As appropriate, additional factors are contained in reports filed by the Company with the Securities and Exchange Commission. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the Company does not intend to update.

Media Contact: John S. Riley (302) 594-6025
Investor Contact: Stuart L. Fornoff (302) 594-7151

HERCULES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in millions, except per share data)			(Unaudited)		
			THREE MONTHS ENDED MARCH 31		
Table 1					
			2007		2006
Net sales	$		502.3	$	527.3
Cost of sales			323.4		360.7
Selling, general and administrative expenses			93.7		91.3
Research and development			10.4		9.6
Intangible asset amortization			1.8		1.6
Other operating expense, net			13.1		7.2
Profit from operations			59.9		56.9
Interest and debt expense			17.2		20.7
Other expense, net			4.8		10.6
Income before income taxes, minority interests and equity loss			37.9		25.6
(Benefit) provision for income taxes			(36.6)		10.7
Income before minority interests and equity loss			74.5		14.9
Minority interests in earnings of consolidated subsidiaries			(0.5)		(0.1)
Equity loss of affiliated companies, net of tax			(0.5)		(0.4)
Net income from continuing operations before discontinued operations and change in accounting principle			73.5		14.4
Net loss from discontinued operations, net of tax			--		(0.6)
Cumulative effect of change in accounting principle, net of tax			--		0.9
Net income	$		73.5	$	14.7
Basic earnings per share:					
Continuing operations	$		0.64	$	0.13
Discontinued operations			--		(0.01)
Cumulative effect of change in accounting principle			--		0.01
Net income	$		0.64	$	0.13
Weighted average # of basic shares (millions)			114.1		110.2
Diluted earnings per share:					
Continuing operations	$		0.64	$	0.13
Discontinued operations			--		(0.01)
Cumulative effect of change in accounting principle			--		0.01
Net income	$		0.64	$	0.13
Weighted average # of diluted shares (millions)			114.9		110.5
Income before income taxes, minority interests and equity loss	$		37.9	$	25.6
Interest and debt expense			17.2		20.7
EBIT[1]			55.1		46.3
Depreciation and amortization, net of amortization of debt issuance costs			26.2		24.5
EBITDA[1]	$		81.3	$	70.8

Table 1 (continued)

SEGMENT DATA
(Dollars in millions)

	THREE MONTHS ENDED MARCH 31	
	2007	**2006**
Net Sales By Segment[6]		
Paper Technologies	$ 221.5	$ 198.1
Ventures	61.7	56.1
Paper Technologies & Ventures Group	$ 283.2	$ 254.2
Coatings & Construction	$ 100.7	$ 92.1
Regulated	60.1	56.6
Energy & Specialties	58.3	55.2
Aqualon Group	$ 219.1	$ 203.9
FiberVisions	--	69.2
TOTAL	$ 502.3	$ 527.3
Profit From Operations By Segment		
Paper Technologies & Ventures Group	$ 28.0	$ 14.6
Aqualon Group	47.6	39.5
FiberVisions / Corporate	(15.7)	2.8
TOTAL	$ 59.9	$ 56.9

(Unaudited)

Table 2
Reconciliation to Ongoing Operations

(Dollars in millions, except per share)

	THREE MONTHS ENDED MARCH 31, 2007				THREE MONTHS ENDED MARCH 31, 2006			
	Net Income	**Diluted EPS**	**Profit From Operations**	**EBITDA**	**Net Income**	**Diluted EPS**	**Profit From Operations**	**EBITDA**
From Table 1	$ 73.5	$ 0.64	$ 59.9	$ 81.3	$ 14.7	$ 0.13	$ 56.9	$ 70.8
Discontinued Operations, net of tax	--	--	--	--	0.6	0.01	--	--
Cumulative effect of change in accounting principle, net of tax	--	--	--	--	(0.9)	(0.01)	--	--
Legal accruals and settlements[2]	0.4	--	--	0.6	(2.0)	(0.02)	(3.6)	(3.1)
Vertac litigation	1.0	0.01	--	1.5	--	--	--	--
Severance, restructuring and other exit costs	5.6	0.05	8.6	8.6	4.7	0.04	7.3	7.3
Asset impairments/ charges and accelerated depreciation/ amortization	2.4	0.02	3.7	--	2.0	0.02	3.0	--
Loss on debt prepayment, and write-off of debt issuance costs	--	--	--	--	1.0	0.01	--	1.5
Loss on sale of FiberVisions	(0.2)	--	--	(0.2)	5.1	0.05	--	5.1
Other[3]	0.7	0.01	--	1.0	0.3	-	--	0.4
Subtotal adjustment items[4]	9.9	0.09	12.3	11.5	10.8	0.10	6.7	11.2
Tax (detriment) benefit to adjust to the ongoing tax rate[5]	(47.7)	(0.42)	--	--	0.9	0.01	--	--
Ongoing Operations[1]	$ 35.7	$ 0.31	$ 72.2	$ 92.8	$ 26.4	$ 0.24	$ 63.6	$ 82.0

	(Unaudited)			
Table 3 **Reconciliation to Ongoing Operations By Business Segment**	**THREE MONTHS** **ENDED MARCH 31, 2007**			
(Dollars in millions, except per share)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	$ 28.0	$ 47.6	$ (15.7)	$ 59.9
Severance, restructuring and other exit costs	0.4	0.5	7.7	8.6
Asset impairments/ charges and accelerated depreciation / amortization	0.1	--	3.6	3.7
Subtotal adjustment items	0.5	0.5	11.3	12.3
Profit from Ongoing Operations[1]	$ 28.5	$ 48.1	$ (4.4)	$ 72.2

	(Unaudited)			
Table 4 **Reconciliation to Ongoing Operations By Business Segment**	**THREE MONTHS** **ENDED MARCH 31, 2006**			
(Dollars in millions, except per share)	**PAPER TECHNOLOGIES & VENTURES GROUP**	**AQUALON GROUP**	**CORPORATE ITEMS / FIBERVISIONS**	**TOTAL HERCULES**
Profit from Operations	$ 14.6	$ 39.5	$ 2.8	$ 56.9
Severance, restructuring and other exit costs	3.7	2.6	1.0	7.3
Asset impairments/ charges and accelerated depreciation / amortization	2.7	--	0.3	3.0
Legal accruals and settlements[2]	--	--	(3.6)	(3.6)
Subtotal adjustment items	6.4	2.6	(2.3)	6.7
Profit from Ongoing Operations[1]	$ 21.0	$ 42.1	$ 0.5	$ 63.6

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)		(Unaudited)		
Table 5		MARCH 31		DEC. 31
		2007		2006
Assets				
Current assets				
Cash and cash equivalents	$	159.8	$	171.8
Accounts receivable, net		340.1		326.6
Inventories		230.9		210.6
Federal income tax receivable		216.2		170.8
Other current assets		112.4		104.7
Total current assets	$	**1,059.4**	$	**984.5**
Property, plant and equipment, net		602.8		600.4
Other assets		1,189.5		1,223.6
Total assets	$	**2,851.7**	$	**2,808.5**
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	188.6	$	205.3
Other current liabilities		264.4		265.0
Vertac litigation liability		124.9		123.5
Current debt obligations		35.3		35.8
Total current liabilities	$	**613.2**	$	**629.6**
Long-term debt		941.8		959.7
Other liabilities		942.6		963.6
Total liabilities	$	**2,497.6**	$	**2,552.9**
Minority interests		13.2		12.7
Total stockholders' equity		340.9		242.9
Total liabilities and stockholders' equity	$	**2,851.7**	$	**2,808.5**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)		(Unaudited)		
		THREE MONTHS ENDED MARCH 31		
Table 6				
		2007		**2006**
Cash Flows from Operating Activities:				
Net income	$	73.5	$	14.7
Adjustments to reconcile net income to cash provided by (used in) operations:				
Depreciation and amortization		26.6		24.9
Deferred income tax provision and income taxes payable		(45.8)		1.4
Loss on sale of 51% interest in FiberVisions		(0.2)		5.1
Other noncash charges and credits		4.3		1.2
Working capital, net		(53.5)		(18.0)
Asbestos-related assets and liabilities, net		43.1		2.7
Pension and postretirement benefits		(11.7)		5.9
Non-current assets and liabilities, net		(10.5)		(2.3)
FiberVisions assets and liabilities held for sale		--		(7.9)
Net cash provided by operating activities		**25.8**		**27.7**
Cash Flows from Investing Activities:				
Capital expenditures		(24.2)		(8.1)
Proceeds from sale of 51% interest in FiberVisions[a]		--		27.0
Acquisitions and investments, net		(0.9)		(26.4)
Proceeds from fixed asset disposals/Other		--		(0.1)
Net cash used in investing activities		**(25.1)**		**(7.6)**
Cash Flows from Financing Activities:				
Long-term debt issued by FiberVisions, net of issuance costs[a]		--		83.7
Long-term debt proceeds		2.8		--
Debt repayments and change in short term debt		(21.6)		(21.3)
Proceeds from exercise of stock options/Other		5.8		0.2
Net cash provided by (used in) financing activities		**(13.0)**		**62.6**
Effect of exchange rate changes on cash		0.3		0.5
Net (decrease) increase in cash and cash equivalents		(12.0)		83.2
Cash and cash equivalents at beginning of period		171.8		77.3
Cash and cash equivalents at end of period	$	**159.8**	$	**160.5**

[a] Cash received by Hercules from the FiberVisions transaction was $109.0 million, which is net of a prior reimbursement of $1.7 million in transaction costs.

NOTES:

[1] Ongoing operations, profit from ongoing operations, net income from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group and FiberVisions. Results from ongoing operations exclude impairment charges for certain facilities within these businesses, which will have no further operating impact, severance, restructuring and other exit costs, litigation against and settlements with the Company's insurance carriers, and legal accruals, settlements and other charges related to divested businesses. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to Tables 2, 3, and 4 for the reconciliation of reported to ongoing operations for the quarter.

EBIT is calculated as net income (loss) before income taxes plus interest and debt expense. EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[2] These accruals and settlements exclude asbestos and Vertac litigation matters.

[3] Other primarily includes gains and losses related to formerly divested businesses and other costs.

[4] Adjustment items have been tax effected at the U.S. federal statutory tax rate of 35% for 2007 and 2006, except the loss on the sale of FiberVisions. Valuation allowances have been established on this capital loss. Additionally, the related earnings per share impacts are based upon diluted shares totaling 114.9 million and 110.5 million for the three months ended March 31, 2007 and 2006, respectively.

[5] Principally due to the resolution of the remaining IRS audit issues for the years 1993 - 2003.

[6] Net sales by segment have been realigned to the current organizational structure.